FLEMING COMPANIES, INC.
               Computation of Ratio of Earnings to Fixed Charges

                                                 16 Weeks Ended
                                           April 20,          April 22,
(In thousands of dollars                       1996               1995
- --------------------------------------------------------------------------
Earnings:
  Pretax income                            $ 12,096           $ 39,976
  Fixed charges, net                         65,209             67,758
                                           --------           --------
     Total earnings                        $ 77,305           $107,734

Fixed charges:
  Interest expense                           55,760             56,397
  Portion of rental charges
    deemed to be interest                     9,338             11,261
  Capitalized interest                            -                427
- ---------------------------------------------------------------------------
     Total fixed charges                   $ 65,098           $ 68,085

Ratio of earnings to fixed charges             1.19               1.58

"Earnings" consists of income before income taxes and fixed charges excluding capitalized interest. Capitalized interest amortized during the respective periods is added back to earnings.

"Fixed charges, net" consists of interest expense, an estimated amount of rental expense which is deemed to be representative of the interest factor and amortization of capitalized interest.

The pro forma ratio of earnings to fixed charges is omitted as it is not applicable.